Exhibit 99.25

VOX ACQUIRES PRODUCING & PRE-PRODUCTION

GOLD ROYALTIES IN WESTERN AUSTRALIA

GEORGE TOWN, CAYMAN ISLANDS – March 29, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has executed a binding agreement with Horizon Minerals Limited (“Horizon”) to acquire two advanced Western Australian gold royalties for total consideration of A$7,000,000. Vox will pay upfront cash of A$4,000,000. Contingent upon Vox receiving cumulative royalty payments in excess of A$750,000 from the Janet Ivy Mine, a milestone payment of A$3,000,000 is payable, in cash or Vox shares, at the Company’s sole discretion (the “Transaction”). Any issuance of Vox shares in connection with the milestone payment will require the approval of the TSX Venture Exchange.

The royalty portfolio comprises a A$0.50/t royalty over the producing Janet Ivy Mine (“Janet Ivy”) operated by Norton Gold Fields Pty Ltd. (“Norton”) and a 2.5% Net Smelter Return (“NSR”) royalty over part of the Otto Bore Gold Project (“Otto Bore”) operated by Northern Star Resources Ltd. (ASX: NST) (“Northern Star”) (the “Royalties”).

Transaction Highlights

•	Provides exposure to the production stage Janet Ivy Mine with significant near-term expansion potential post construction of the 15Mtpa heap leach project at Binduli (with first production scheduled for March 2022).
•	Strong additional near-term cashflow potential from Otto Bore, which has been earmarked by former operator Saracen Mineral Holdings Limited (“Saracen”) to provide additional ore feed to Northern Star’s Thunderbox Mill, located 8km to the south of Otto Bore and currently being expanded from 2.5Mtpa to 3.5Mtpa production capacity.
•	Increases Vox’s exposure to established Western Australian-based operating partners in Northern Star and Norton, each of which operate multiple gold mines and the Thunderbox and Paddington mills, respectively.
•	Further strengthens Vox’s first-mover position as the second largest publicly traded holder of royalty interests in Australia with an expanded total of 33 Australian royalties; 80% of Vox’s royalty and streaming assets are located in “Tier 1” mining jurisdictions with low geopolitical risk (Australia, Canada and USA).

Riaan Esterhuizen, Executive Vice President of Australia stated: “We are very excited to be adding these two high quality Western Australian gold royalties to our portfolio. With strong near-term catalysts expected to drive increased production at Janet Ivy and commencement of production at Otto Bore, we look forward to the progress of Northern Star and Norton over the coming months. The fact that both Northern Star and Norton are established and strongly capitalized Western Australian operators significantly enhances execution capabilities and bodes well for these projects being rapidly advanced.”

Asset Overview – Janet Ivy Mine

The Janet Ivy Project is comprised of a single mining lease, M26/446 and is located 10km to the west of Kalgoorlie. The deposit has been intermittently mined since 2017 as an open-cut mine to supplement baseload ore feed from the Enterprise open pit mine for the Norton-owned Paddington Mill.1 The royalty is uncapped and payable at a rate of A$0.50/t (dry tonnes mined and treated).

Norton’s parent company, Hong Kong and Shanghai-listed, Zijin Mining Group Co., Limited (“Zijin”) on April 28, 2020, announced that the Zijin Board of Directors had approved the construction of the Binduli 15Mtpa heap leaching project at Binduli, with the first phase at Binduli North expected to be completed and first production to commence in March 2022.2 Janet Ivy is located in close proximity to Binduli North.

Figure 1: Janet Ivy royalty tenure M26/446 (outlined in white) in relation to Binduli which is the approximate location of the heap-leach operation to be constructed by Norton.

Figure 2: Janet Ivy cross section illustrating mineralisation as open at depth.1

Janet Ivy JORC 2012 Compliant Resource & Reserve Estimate as at January 2015

Indicated			Inferred			Total
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
8.36	0.87	234,000	5.25	0.92	155,000	13.61	0.89	389,000

Table 1: Janet Ivy Resources at a cut-off grade of 0.5g/t gold3

Probable
Mt	Au (g/t)	Au (oz)
2.39	1.11	85,281

Table 1: Janet Ivy Total Reserves at a cut-off grade of 0.7g/t gold3

Norton in addition on their website report an updated global Indicated and Inferred Mineral Resource estimate of 19.5Mt @ 0.89g/t Au for 561,000oz of gold and a remaining Probable Ore Reserve of 1.75Mt @ 1.06g/t Au for 59,800 ounces of gold.1

For more information on Janet Ivy, please visit the Norton website at https://nortongoldfields.com.au/janet-ivy/.

Asset Overview – Otto Bore

The Otto Bore royalty tenure surrounds Northern Star’s Thunderbox Operations on the northern and eastern sides (Figure 3) and is located 25km south-east of Leinster in Western Australia. The Otto Bore deposit is located 8km north of the Thunderbox Plant at the northern end of the royalty tenement package and strikes across mining leases M36/462 (royalty-linked) and mining lease M36/177 (not royalty-linked). The royalty is a 2.5% NSR royalty and applicable to production between 42,000 and 100,00 ounces of gold.

Saracen (now merged with Northern Star) in August 2019 announced that the Thunderbox underground (11Mt @ 2.0g/t for 710,000oz) mine would ramp up to ~2.0Mtpa and that the remaining ~800ktpa of mill capacity would be filled by the Thunderbox C / D Zone, Kailis and Otto Bore open pits, thereby supporting a progressive production profile up to ~170,000oz pa over the following 7 years.4 The inclusion of Kailis and Otto Bore would assist mill throughput and unit costs due to the very soft nature of the ore.4 Saracen and Northern Star also announced in the December 2020 Merger Scheme Booklet that they were progressing plans to further expand the Thunderbox mill capacity to 3.5Mtpa during FY22 (from 2.5Mtpa), with satellite open pits with higher grade and/or soft oxide material (including Wonder North and Otto Bore) planned to feed the increased mill capacity.6

Figure 3: Royalty tenure (white outline) with the Otto Bore Reserves located on M36/462, approximately 8km north of Northern Star’s Thunderbox Operations.

Figure 4: Longitudinal Section through the Otto Bore Deposit.5 The royalty tenure covers the southern half of the deposit (which includes the full Reserves and pit outline).

Otto Bore JORC 2012 Compliant Resource & Reserves Estimate as at 30 June 2020(6)

Indicated			Inferred			Total
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
1.6	2.0	110,000	1.0	1.8	61,000	2.6	2.0	170,000

Table 3: Otto Bore Resources at a cut-off grade of 0.3g/t gold in oxides and 0.5g/t gold in fresh rock

Probable
Mt	Au (g/t)	Au (oz)
1.6	1.8	91,000

Table 4: Otto Bore Reserves at a cut-off grade of 0.5g/t gold

The Resources reported are on a 100% basis for the full Otto Bore deposit. The royalty tenure covers the approximate southern half of the deposit, which includes the full ore reserve and an unquantified portion of the additional resource.

For more information on Otto Bore, please visit the Northern Star website at https://www.nsrltd.com/.

Transaction Closing

Closing of the Transaction is expected to occur in Q2 2021. Closing of the Transaction will occur following satisfaction of customary conditions. Vox will use current cash on hand to fund the upfront payment of the Transaction.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Vox Royalty Corp., Executive Vice President, Australia	Vox Royalty Corp., Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the acquired royalties and projects and estimates of project success, and the ability of Vox to complete the acquisition. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Norton website: https://nortongoldfields.com.au/janet-ivy/

(2)	Zijin Mining Group Co., Limited - Hong Kong Stock Exchange News Release titled “Announcement in relation to Plan to Expand Gold Production of Longnan Zijin and Norton Gold Fields” dated 28 April 2020 (https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0428/2020042802915.pdf).

(3)	Norton Gold Fields Limited: January 2015 Mineral Resource & Ore Reserve Update dated 3 February 2015

(https://hotcopper.com.au/threads/ann-resource-and-reserve-update-december-2014.2450318/). Mineral Resource information is based on information compiled by Peter Ruzicka and Brad Daddow with Mineral Reserves information based on information compiled by Guy Simpson and Elizabeth Jones. As at 3 February 2015 Peter Ruzicka, Guy Simpson and Elizabeth Jones were all members of the Australian Institute of Mining and Metallurgy and full-time employees of Norton Gold Fields Limited while Brad Daddow was a member of the Australian Institute of Geoscientists and a full-time employee of consulting group BM Geological Services PL. Mineral resource estimate is as at 31 December 2014 and is compliant with the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012.

(4)	Saracen Mineral Holdings Limited ASX News Release titled “Reserves increase 32% to 3.3Moz underpinning 400,000ozpa for 7+ years” dated 01 August 2019 (https://hotcopper.com.au/threads/ann-reserves-grow-32-to-3-3moz-underpinning-long-life-400kozpa.4886659/). Mineral resource estimation is based on information compiled by Daniel Howe, a Competent Person and as at 1 August 2019 a full-time Saracen Mineral Holdings employee and member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mineral resource estimate is as at 30 June 2019 and is compliant with the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012.

(5)	Saracen Mineral Holdings Limited ASX News Release titled “Strong start to FY20 exploration campaign paves way for further inventory growth” dated 18 February 2020. https://hotcopper.com.au/threads/ann-latest-drilling-paves-the-way-for-further-inventory-growth.5230048/.

(6)	Northern Star Resources Ltd & Saracen Mineral Holdings Limited News Release titled: “Scheme Booklet registered with ASIC; Independent Expert concludes proposed merger is fair and reasonable, and in the best interests of Saracen shareholders” dated 10 December 2020 (https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02320924-6A1011939?access_token=83ff96335c2d45a094df02a206a39ff4). Mineral resource information for the Thunderbox Operations is based on information compiled by Daniel Howe, a Competent Person and as at 10 December 2020 a full-time Saracen Mineral Holdings employee and member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mineral resource estimate is as at 30 June 2020 and is compliant with the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012.